CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Senior Callable Step-Up Fixed-Rate Notes due 2018	$5,650,000.00	$655.97
Guarantee of Senior Callable Step-Up Fixed-Rate Notes due 2018	–	(2)
Total	$5,650,000.00	$655.97

(1)	Calculated in accordance with Rule 457(r)

(2)	Pursuant to Rule 475(n), no separate fee is payable with respect to the guarantee

Pricing Supplement No. 1 (To Prospectus Supplement dated June 6, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 July 22, 2011

Lloyds TSB Bank plc, fully and unconditionally guaranteed by Lloyds Banking Group plc
US $5,650,000 Senior Callable Step-Up Fixed-Rate Notes due July 27, 2018
Medium-Term Notes, Series A

Investment Description

Senior Callable Step-Up Fixed-Rate Notes due July 27, 2018, Medium-Term Notes, Series A (each a “Note” and collectively, the “Notes”) are senior unsecured obligations of Lloyds TSB Bank plc (the “Issuer”) and are fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Guarantor”). The Notes will bear interest at fixed rates per annum that increase during the term of the Notes. The Notes may be redeemed by the Issuer prior to maturity upon the valid exercise of its redemption option (as described in more detail below under “Redemption at the Option of the Issuer”). Although the interest rate will step up during the term of the Notes, you may not benefit from any future increase in the interest rate if the Notes are redeemed prior to the date on which the interest rate is scheduled to increase.

Repayment of principal at maturity and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Issuer:	Lloyds TSB Bank plc	Aggregate Principal Amount:	US $5,650,000
Guarantor:	Lloyds Banking Group plc	Interest Rate Type:	Fixed-rate
Trade Date:	July 22, 2011	Issue Price:	100%
Issue Date:	July 27, 2011	Denominations:	Minimum denominations of US $1,000 and multiples of US $1,000 thereafter.
Maturity Date:	July 27, 2018, subject to redemption at the option of the Issuer (as set forth below).	CUSIP:	5394E8AA7
Business Day:	New York and London Following Unadjusted	ISIN:	US5394E8AA74
Day-Count Convention:	30/360
Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Guarantee:
The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantee will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity or upon early redemption. Repayment of principal at maturity and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Interest Rate:
●3.50% per annum from and including the Issue Date to but excluding July 27, 2014.
●    4.00% per annum from and including July 27, 2014, to but excluding July 27, 2017.
●    5.50% per annum from and including July 27, 2017, to but excluding July 27, 2018.

Interest Payment Dates:	Semi-annually, payable in arrears on the 27th day of each January and July, commencing on January 27, 2012, and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Record Dates:
Interest will be paid to holders of record of each Note in respect of the principal amount thereof outstanding as of January 12 and July 12 of each year immediately preceding the Interest Payment Dates on January 27 and July 27, respectively.

Redemption at the Option of the Issuer:
We may redeem all, but not less than all, of the Notes at the Redemption Price set forth below, on any Interest Payment Date commencing on July 27, 2014, provided we give at least 5 business days’ and not more than 60 days prior written notice to each holder of Notes, the trustee and The Depository Trust Company (“DTC”). If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date,” which shall be the date the Redemption Price will become due and payable and on which payments of interest will cease to accrue.

Redemption Price:
If we exercise our redemption option, you will be entitled to receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Tax Redemption:
In the event of various tax law changes that require us or LBG to pay additional amounts and other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the  prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, we or LBG may redeem all, but not less than all, of the Notes prior to maturity.

Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Governing Law:	New York

Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page PS-1 below.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Securities Offering
	Price to Public (1) (2)	Fees and Commissions (2)	Proceeds to Lloyds TSB Bank plc
Per Note	$1,000.00	$12.50	$1,000.00
Total	$5,650,000.00	$70,625.00	$5,650,000.00

(1)
The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the Issue Price. For additional information, see “Risk Factors — The Notes have certain built-in costs, including our cost of hedging, which are expected to be reflected in secondary market prices” on page PS-1 of this pricing supplement. The Issue Price does not include fees that you may be charged if you buy the Notes through your registered investment advisors for managed fee-based accounts.

(2)
UBS Securities LLC (the “selling agent”) has agreed to purchase the Notes from the Issuer at 100.00% of the principal amount, resulting in aggregate proceeds to the Issuer of $5,650,000.00. UBS Securities LLC has agreed to sell to one or more other securities dealers, including unaffiliated dealers, and such dealers have agreed to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at a price that is greater than 98.75% but not more than 100.00% of the principal amount. Such other dealers propose to offer the Notes for sale at 100.00% of the principal amount, resulting in an aggregate initial price to public of $5,650,000.00. For more information see “Supplemental Plan of Distribution” on page PS-4 of this pricing supplement.

UBS Securities LLC
July 22, 2011

About this Pricing Supplement

Unless otherwise defined herein, terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus. As used in this pricing supplement:

•	“we,” “us,” “our,” the “Issuer” and “Lloyds Bank” mean Lloyds TSB Bank plc;

•	“LBG” and “Guarantor” mean Lloyds Banking Group plc;

•	“Notes” refers to the Senior Callable Step-Up Fixed-Rate Notes due July 27, 2018, Medium-Term Notes, Series A, together with the related Guarantee, unless the context requires otherwise; and

•	“SEC” refers to the Securities and Exchange Commission.

LBG and Lloyds Bank have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement together with the prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated June 6, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about Lloyds Bank and LBG and this offering.

This pricing supplement, together with the prospectus supplement and prospectus, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•prospectus supplement dated June 6, 2011 and prospectus dated December 22, 2010:

http://www.sec.gov./Archives/edgar/data/1160106/000095010311002265/dp23013_424b3.htm

Alternatively, LBG, Lloyds Bank, the selling agent, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request them by calling your UBS Securities LLC sales representative, such dealer or toll free 800-722-7370. A copy of these documents may also be obtained by writing to UBS Securities LLC, at 677 Washington Boulevard, Stamford, CT 06901, United States.

You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information that others may give you. We and UBS Securities LLC are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the prospectus supplement and the prospectus is current only as of its date.

Risk Factors

Your investment in the Notes involves significant risks. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below and in the section entitled “Risk Factors” beginning on page S-2 of the prospectus supplement, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. We also urge you to consult with your investment, legal, accounting, tax, and other advisors before you invest in the Notes.

The credit risk of Lloyds Bank and LBG and their credit ratings and credit spreads may adversely affect the value of the Notes.

You are dependent on Lloyds Bank’s ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of Lloyds Bank and to changes in the market’s view of Lloyds Bank’s creditworthiness. In addition, because the Notes are fully and unconditionally guaranteed by Lloyds Bank’s parent company, LBG, you are dependent on the credit risk of LBG in the event that Lloyds Bank fails to make any payment or delivery required by the terms of the Notes. If Lloyds Bank and LBG were to default on their respective payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. The credit ratings of Lloyds Bank and LBG are an assessment by rating agencies of their ability to pay their obligations, including those under the Notes. Any actual or anticipated decline in Lloyds Bank’s and LBG’s credit ratings, or increase in the credit spreads charged by the market for taking credit risk, is likely to adversely affect the value of the Notes. However, because the return on the Notes is dependent upon factors in addition to Lloyds Bank’s and LBG’s credit ratings, an improvement in their credit ratings will not necessarily increase the value of the Notes and will not reduce market risk and other investment risks related to the Notes.

The Notes have certain built-in costs, including our cost of hedging, which are expected to be reflected in secondary market prices.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, we have taken into account certain costs, including costs associated with hedging our obligations under the Notes. As a result, the value of your Notes on the Issue Date is expected to be less than the Issue Price. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser is willing to purchase the Notes in secondary market transactions will likely be less than the Issue Price. This is due to, among other things, the fact that the Issue Price includes, and secondary market prices are likely to exclude certain costs, including the hedging costs associated with the Notes. In addition, any secondary market prices may differ from values determined by pricing models used by the selling agent, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes will not be listed on any securities exchange and there may be little or no secondary market for the Notes.

The Notes will not have an established trading market when issued and the Notes will not be listed on any securities exchange; accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. We, the selling agent and/or its affiliates may purchase and sell the Notes from time to time in the secondary market, but we, the selling agent and/or its affiliates are not obligated to do so. If we, the selling agent and/or its affiliates make such a market in the Notes, we, the selling agent and/or its affiliates may stop doing so at any time and for any reason without notice. Because other dealers are not likely to make a secondary market for the Notes, the prices at which you may be able to trade your Notes will probably depend on the price, if any, at which we, the selling agent and/or its affiliates are willing to buy the Notes. There is no assurance that there will be a secondary market for any of the Notes. Accordingly, you should be willing to hold your Notes until the Maturity Date, and you may incur a loss if you sell your Notes prior to the Maturity Date or the Early Redemption Date, as applicable.

The value of the Notes prior to maturity will be influenced by many unpredictable factors, and may be less than the Issue Price.

The value of the Notes may be less than the Issue Price of the Notes. The value of the Notes may be affected by a number of factors that may either offset or magnify each other, including the following:

•	the time remaining to maturity of the Notes;

•	the aggregate amount outstanding of the Notes;

•	our right to redeem the Notes;

•	the level, direction, and volatility of market interest and yield rates generally;

•	geopolitical conditions and economic, financial, political, regulatory, geographical, agricultural, or judicial events that affect the markets generally;

•	the supply and demand for the Notes in the secondary market, if any; and

•
the actual or perceived creditworthiness of Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of Lloyds Bank’s obligations under the Notes, including actual or anticipated downgrades in LBG’s or Lloyds Bank’s credit ratings.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to the Maturity Date or the Early Redemption Date in the secondary market, if any. If you sell your Note before the Maturity Date or the Early Redemption Date, the price that you receive may be less, and may be substantially less, than the Issue Price or the price which you paid.

The Notes will be subject to early redemption at our option.

We may redeem the Notes prior to the Maturity Date on any semi-annual Interest Payment Date, beginning on July 27, 2014. In addition, we have the right to redeem the Notes in the event of certain tax events as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. Although the Interest Rate will step up during the term of the Notes, you may not benefit from any future increase in the Interest Rate if the Notes are redeemed prior to the date on which the Interest Rate is scheduled to increase. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes prior to such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

It is possible that you may receive below-market interest in respect of one or more Interest Payment Dates.

Because interest payable on your Notes accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the Interest Payment Dates will be greater than the market interest rate on such dates. We are not likely to redeem the Notes when market interest rates are higher than the applicable fixed interest rate on the Notes. We have no control over a number of matters that may affect market interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the Interest Rates on the Notes (as specified on the cover of this pricing supplement) and their levels relative to market interest rates before investing, and you must be willing to forgo guaranteed market interest rates for all or most of the term of the Notes.

There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the selling agent and its affiliates.

We and our affiliates and the selling agent and its affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. Trading activities related to short-term and long-term interest rate swaps and other instruments that may affect interest rates have been entered into or may be entered into on behalf of us, our affiliates, the selling agent, its affiliates or customers other than for the account of the investors in the Notes or on their behalf. In addition, we, our affiliates, the selling agent and its affiliates have engaged in or expect to engage in trading activities related to interest rate movements that are not for the account of investors of the Notes or on their behalf. These trading activities may present a conflict between the investors’ interests in the Notes and the interests we, our affiliates and the selling agent and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. In performing these activities, the economic interests of us and our affiliates and the selling agent and its affiliates are potentially adverse to your interests as an investor in the Notes.

We and our affiliates and the selling agent and its affiliates have published or may in the future publish reports, express opinions or provide recommendations and engage in other transactions that could adversely affect the value of the Notes.

We and our affiliates and the selling agent and its affiliates have published or may in the future publish reports from time to time on financial markets and other matters that may influence the value of the Notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any such reports, opinions or recommendations may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

We and the selling agent or any of its affiliates also may issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that may have features similar to those of the Notes, including similar rates of interest or maturities. By introducing competing products into the marketplace in this manner, we and the selling agent or its affiliates could adversely affect the value of the Notes.

The Notes may not be a suitable investment for you.

The Notes may not be a suitable investment for you, if:

•	you are unwilling to forgo guaranteed market interest rates for the term of the Notes;

•	you seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity;

•
you are unwilling to accept the risk that the Notes may be redeemed prior to maturity, and are unwilling or unable to accept the risk that you may be unable to reinvest the proceeds of such redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed; or

•	you are unwilling or are unable to assume the credit risk associated with Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

Summary Tax Consequences

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.” The Notes should be treated for U.S. federal income tax purposes as fixed-rate debt instruments that are issued without original issue discount. Assuming this characterization is respected, you will be required to include payments of stated interest in income when they are received or accrued in accordance with your method of accounting for U.S. federal income tax purposes, and gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss. Interest income earned with respect to the Notes will be foreign-source income.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

We do not provide any advice on tax matters. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds; Hedging

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the prospectus and to hedge market risks of Lloyds Bank associated with its obligation to pay the applicable interest payments and the payment amount at maturity or upon early redemption of the Notes.

We have hedged or will hedge our obligations under the Notes through an affiliate of the selling agent. Our cost of hedging will include the projected profit that such counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Risk Factors — The Notes have certain built-in costs, including our cost of hedging, which are expected to be reflected in secondary market prices” and “Risk Factors — There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the selling agent and its affiliates” for a discussion of these adverse effects.

Supplemental Plan of Distribution

We have agreed to sell to UBS Securities LLC and UBS Securities LLC has agreed to purchase from us the aggregate principal amount of the Notes specified on the front cover of this pricing supplement at 100% of the principal amount, resulting in aggregate proceeds to us of $5,650,000.00. UBS Securities LLC has agreed to sell to one or more other securities dealers, including unaffiliated dealers, and such dealers have agreed to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at a price that is greater than 98.75% but not more than 100.00% of the principal amount. Such other dealers propose to offer the Notes for sale at 100.00% of the principal amount, resulting in an aggregate initial price to public of $5,650,000.00. See also the section entitled “Supplemental Plan of Distribution” on page S-26 of the prospectus supplement.

UBS Securities LLC has agreed to reimburse us for certain expenses relating to the offering in an amount up to $25,000.

We have entered or will enter into one or more hedging transactions in connection with this offering of Notes. See “Use of Proceeds; Hedging” above. In addition, from time to time, UBS Securities LLC and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of UBS Securities LLC is our swap counterparty for a hedge of our obligations under the Notes and will be paid customary fees in connection with such hedging.

In the future, the selling agent or any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The Notes are new issues of securities with no established trading markets. We have been advised by the selling agent that the selling agent intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time for any reason without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

US $5,650,000

Lloyds TSB Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc

Senior Callable Step-Up Fixed-Rate Notes due July 27, 2018

Medium-Term Notes, Series A

Pricing Supplement

(to prospectus dated December 22, 2010
and prospectus supplement dated June 6, 2011)

UBS Securities LLC